CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Capped Leveraged Index Return Notes® Linked to the Merrill Lynch Commodity Index eXtraSM – Excess Return, due August 24, 2011	1,130,000	$10.00	$11,300,000	$630.54

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement LIRN-2. LIRNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, MLPF&S is acting as our selling agent. MLPF&S will not receive any commission in connection with the sale of the LIRNs.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$11,300,000
Selling discount	$0.00	$0
Proceeds, before expenses, to Bank of America Corporation	$10.00	$11,300,000

Merrill Lynch & Co.

August 17, 2009

1,130,000 Units

Capped Leveraged Index Return Notes®

Linked to the Merrill Lynch Commodity index eXtraSM -

Excess Return, due August 24, 2011

$10 principal amount per unit

Term Sheet No. 164

Pricing Date August 17, 2009

Settlement Date August 24, 2009

Maturity Date August 24, 2011

CUSIP No. 06052E129

Capped Leveraged Index Return Notes®

200% leveraged upside exposure to increases in the level of the Merrill Lynch Commodity index eXtraSM - Excess Return (the “MLCXER Index”), subject to a cap of 46.00%

A maturity of approximately 24 months

1-to-1 downside exposure to decreases in the level of the Index in excess of a Threshold Value with up to 90% of the principal amount at risk

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION

ENHANCED INCOME

MARKET PARTICIPATION

ENHANCED PARTICIPATION

Summary

The Capped Leveraged Index Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM - Excess Return, due August 24, 2011 (the “LIRNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC. The LIRNs provide a leveraged return for investors, subject to a cap, if the level of the Merrill Lynch Commodity index eXtraSM - Excess Return (the “MLCXER Index”) increases moderately from the Starting Value of the MLCXER Index, determined on the pricing date, to the Ending Value of the MLCXER Index, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the LIRNs.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to BAC.

Terms of the LIRNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 24 months
Market Measure:	Merrill Lynch Commodity index eXtraSM - Excess Return (Bloomberg symbol: “MLCXER”)
Starting Value:	376.3784
Ending Value:	The closing level of the MLCXER Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement LIRN-2.
Threshold Value:	338.7406, which is 90% of the Starting Value, rounded to four decimal places
Capped Value:	$14.60 per unit of the LIRNs, which represents a return of 46.00% over the Original Offering Price.
Participation Rate:	200%
Downside Leverage Factor:	100%
Calculation Day:	August 17, 2011
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs, based on the Participation Rate of 200%, a Threshold Value equal to 90% of the Starting Value, and the Capped Value of $14.60 (which represents a 46.00% return). The green line reflects the hypothetical returns on the LIRNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the components of the MLCXER Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, the Starting Value of 376.3784, the Threshold Value of 338.7406, and the Capped Value of $14.60 (per unit).

Example 1—The hypothetical Ending Value is 70% of the Starting Value and is less than the Threshold Value:

Starting Value:	376.3784
Hypothetical Ending Value:	263.4649
Threshold Value:	338.7406

$10 –	($10 ×	(338.7406 – 263.4649)	× 100%	)	= $8.00
376.3784

Redemption Amount (per unit) = $8.00

Example 2—The hypothetical Ending Value is 96% of the Starting Value and is greater than the Threshold Value:

Starting Value:	376.3784
Hypothetical Ending Value:	361.3233
Threshold Value:	338.7406

Redemption Amount (per unit) = $10.00

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3—The hypothetical Ending Value is 105% of the Starting Value:

Starting Value:	376.3784
Hypothetical Ending Value:	395.1973

$10 +	($10 × 200% ×	(395.1973 – 376.3784))	= $11.00
376.3784

Redemption Amount (per unit) = $11.00

Example 4—The hypothetical Ending Value is 130% of the Starting Value:

Starting Value:	376.3784
Hypothetical Ending Value:	489.2919

$10 +	($10 × 200% ×	(489.2919 – 376.3784))	= $16.00
376.3784

Redemption Amount (per unit) = $14.60        (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 376.3784, the Threshold Value of 338.7406 (90% of the Starting Value, rounded to four decimal places), and a range of hypothetical Ending Values of the MLCXER Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to two decimal places);
▪	the total rate of return to holders of the LIRNs;
▪	the pretax annualized rate of return to holders of the LIRNs; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the MLCXER Index components.

The table below is based on the Participation Rate of 200%, the Downside Leverage Factor of 100%, and the Capped Value of $14.60 (per unit).

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the LIRNs	Pretax Annualized Rate of Return on the LIRNs(1)	Pretax Annualized Rate of Return of the Components Included in the MLCXER Index(1)(2)
188.1892	-50.00%	$6.00	-40.00%	-23.98%	-81.08%
225.8270	-40.00%	$7.00	-30.00%	-17.06%	-51.98%
263.4649	-30.00%	$8.00	-20.00%	-10.85%	-33.96%
319.9216	-15.00%	$9.50	-5.00%	-2.55%	-14.66%
338.7406(3)	-10.00%	$10.00	0.00%	0.00%	-9.39%
361.3233	-4.00%	$10.00	0.00%	0.00%	-3.60%
368.8508	-2.00%	$10.00	0.00%	0.00%	-1.77%
376.3784(4)	0.00%	$10.00	0.00%	0.00%	0.00%
395.1973	5.00%	$11.00	10.00%	4.82%	4.24%
414.0162	10.00%	$12.00	20.00%	9.33%	8.23%
432.8352	15.00%	$13.00	30.00%	13.56%	12.00%
451.6541	20.00%	$14.00	40.00%	17.55%	15.58%
470.4730	25.00%	$14.60(5)	46.00%	19.85%	18.99%
489.2919	30.00%	$14.60	46.00%	19.85%	22.25%
508.1108	35.00%	$14.60	46.00%	19.85%	25.37%
526.9298	40.00%	$14.60	46.00%	19.85%	28.37%
545.7487	45.00%	$14.60	46.00%	19.85%	31.26%
564.5676	50.00%	$14.60	46.00%	19.85%	34.03%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from August 24, 2009 to August 24, 2011, the term of the LIRNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the MLCXER Index components that equals the percentage change in the level of the MLCXER Index from the Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the Threshold Value.

(4)	This is the Starting Value.

(5)	The Redemption Amount per unit of the LIRNs cannot exceed the Capped Value of $14.60.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections included in product supplement LIRN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the MLCXER Index or its components.

▪	You must rely on your own evaluation of the merits of an investment linked to the MLCXER Index.

▪	In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	A trading market is not expected to develop for the LIRNs.

▪	The Redemption Amount will not be affected by all developments relating to the MLCXER Index.

▪	The Index Manager or the Index Publisher (each as defined below) may adjust the MLCXER Index in a way that affects its level, and they have no obligation to consider your interests.

▪	Ownership of the LIRNs will not entitle you to any rights with respect to any futures contracts or the commodities included in or tracked by the MLCXER Index.

▪

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of LIRNs.

▪	The prices of the MLCXER Index components may change unpredictably, affecting the value of the LIRNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the MLCXER Index components and related commodity and futures markets may adversely affect the value of the LIRNs.

▪	The LIRNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The MLCXER Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates of futures or options contracts included in MLCXER Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement LIRN-2.

Additional Risk Factors

There is no assurance that the methodology of the MLCXER Index will result in the MLCXER Index accurately reflecting commodity market performance.

The methodology and criteria used to determine the composition of the MLCXER Index, the weights of the MLCXER Index components, and the calculation of the level of the MLCXER Index are designed to enable the MLCXER Index to serve as a measure of the performance of the commodity market. However, the MLCXER Index has only recently been introduced and has a limited history. It is possible that the methodology and criteria of the MLCXER Index will not accurately reflect the performance of the commodity market and that the trading of or investments in products based on or related to the MLCXER Index, such as the LIRNs, will not correlate with that performance.

The MLCXER Index is a rolling index.

The MLCXER Index is composed of futures contracts on physical commodities (each an “Index Commodity”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the MLCXER Index, as the exchange-traded futures contracts that comprise the MLCXER Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield.” There is no indication that these markets will consistently be in backwardation or that there will be positive roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the MLCXER Index have historically traded in contango markets. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the MLCXER Index and, accordingly, the market value of the LIRNs. This may decrease the market value of the LIRNs and the Redemption Amount.

The MLCXER Index is concentrated in a limited number of market sectors.

The MLCXER Index is designed as a broad-based index of commodity market performance. The MLCX composition and weights are typically determined once a year and applied in January of each year. The current construction principles of the MLCXER Index prohibit any market sector from comprising more than 60% of the weight of the index at the time of rebalancing in January, in order to promote the diversification of the MLCXER Index. However, during the periods between each rebalancing, the weight of each market sector comprising the MLCXER Index will vary based on the performance of the underlying commodities and contracts within that market sector. As a result, it is possible for any market sector to have a greater than 60% weighting between rebalancing dates. The energy sector currently accounts for approximately 64.70% of the MLCXER Index, and grains and oil seeds account for approximately 13%. Accordingly, a decline in value in these raw materials would adversely affect the performance of the MLCXER Index.

Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind, or geothermal energy, could reduce the demand for crude oil products and result in lower prices. If the MLCXER Index is not revised to lessen or eliminate the concentration of existing energy contracts in the MLCXER Index or to broaden the MLCXER Index to account for such developments, the level of the MLCXER Index, and hence the market value of the LIRNs, could be adversely impacted. This may decrease the market value of the LIRNs and the Redemption Amount.

The Index Manager may from time to time modify the methodology for determining the composition and calculation of the MLCXER Index.

Merrill Lynch Commodities, Inc. (the “Index Manager”), which is one of our subsidiaries, retains the discretion to modify the methodology for determining the composition and the level of the MLCXER Index at any time. The Index Manager reserves the right to modify the methodology and calculation of the MLCXER Index from time to time, if it believes that modifications are necessary or appropriate. It is possible that certain of these modifications will adversely affect the level of the MLCXER Index and, accordingly, the market value of the LIRNs. This may decrease the market value of the LIRNs and the Redemption Amount.

The LIRNs are linked to the Merrill Lynch Commodity index eXtraSM - Excess Return (Bloomberg symbol “MLCXER”), not the Merrill Lynch Commodity index eXtraSM - Total Return (Bloomberg symbol “MLCXTR”).

The LIRNs are linked to the Merrill Lynch Commodity index eXtraSM - Excess Return (Bloomberg symbol “MLCXER”), which we refer to in this term sheet as the “MLCXER Index”. The MLCXER Index reflects both price movements as well as roll yields. By comparison, the Merrill Lynch Commodity index eXtraSM - Total Return includes commodity price movements, a roll-return component, and a U.S. Treasury-bill return component to measure fully collateralized commodity futures investment. Because the LIRNs are linked to the MLCXER Index and not the Merrill Lynch Commodity index eXtraSM - Total Return, the Redemption Amount will not reflect the total return feature.

Additional conflicts of interest may exist.

One of our subsidiaries, Merrill Lynch, Pierce, Fenner & Smith Limited, is the Index Publisher, and another of our subsidiaries, Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles as our subsidiaries and their responsibilities with respect to the MLCXER Index could give rise to conflicts of interest. Even though the MLCXER Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. The Index Publisher and the Index Manager will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could adversely affect the level of the MLCXER Index and, accordingly, decrease the Redemption Amount. In making any determination with respect to the MLCXER Index, neither the Index Publisher nor the Index Manager is required to consider your interests as a holder of the LIRNs.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as Index Manager and its active role in trading commodities and derivatives instruments based upon the components of the MLCXER Index

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the level of the MLCXER Index will increase moderately from the Starting Value to the Ending Value.

▪

You accept that your investment may result in a loss, which could be significant, if the level of the MLCXER Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the LIRNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the MLCXER Index with no expectation of any rights with respect to any of the commodities or futures contracts included in or tracked by the MLCXER Index.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the MLCXER Index will decrease from the Starting Value to the Ending Value or that the level of the MLCXER Index will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 46.00% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the MLCXER Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Other Provisions

We will deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S is acting as our selling agent for this offering. MLPF&S will not receive any commission in connection with the sale of the LIRNs.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as a selling agent in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of NASD Rule 2720.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The MLCXER Index

All disclosures contained in this term sheet regarding the MLCXER Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Manager and the Index Publisher. The Index Manager and the Index Publisher have no obligation to continue to publish, and may discontinue publication of, the MLCXER Index. The consequences of the Index Manager and the Index Publisher discontinuing publication of the MLCXER Index are discussed in the section of product supplement LIRN-2 entitled “Description of LIRNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the MLCXER Index or any successor index.

The MLCXER Index (Bloomberg symbol “MLCXER”) is one of three versions of the Merrill Lynch Commodity index eXtra (the “MLCX”). The MLCXER Index is an Excess Return index that factors in both price movements as well as roll yields. The MLCXER Index was launched in June 2006.

The MLCXER Index is calculated by the Index Publisher. The Index Publisher applies the daily percentage change in the prices of the contracts included in the MLCXER Index to the prior trading day’s level of the MLCXER Index in order to calculate the current level of the MLCXER Index.

“Merrill Lynch Commodity index eXtraSM” is a service mark and trademark of our subsidiary, Merrill Lynch & Co., Inc.

The MLCX

The MLCX was created by the Index Manager in conjunction with the Index Publisher in 2006 and is designed to provide a benchmark for the performance of the commodity market and for investment in commodities as an asset class. The MLCX is comprised of futures contracts on physical commodities. As the exchange traded futures contracts that comprise the MLCX approach the month before expiration, they are replaced by contracts that have later expiration. This process is referred to as “rolling.” The MLCX rolls over a 15-index business day period each month.

The Index Manager constructed the MLCX based primarily on the liquidity of the futures contracts that comprise the MLCX and the value of the global production of each commodity included in the MLCX. The Index Manager believes that these criteria allow the MLCX to reflect the general significance of the commodities (the “MLCX Commodities”) in the global economy, differentiating between “upstream” and “downstream” commodities, with a particular emphasis on downstream commodities (i.e., those that are derived from other commodities). The MLCX composition and weights are typically determined once a year and applied once at the start of each year in January. The methodology for determining the composition, weighting, or value of the MLCXER Index and the MLCX and for calculating their levels is subject to modification by the Index Manager and Index Publisher, respectively, at any time. The Index Manager reserves the right to modify the methodology and calculation of the MLCXER Index from time to time, if it believes that modifications are necessary or appropriate.

Construction

The MLCX was created using the following four main principles:

1. Liquidity – The futures contracts included in the MLCX should be sufficiently liquid to accommodate the level of trading needed to support the MLCX. The selection mechanism is therefore based primarily on liquidity.

2. Weighting – The weight of each futures contract in the MLCX should reflect the value of the global production of the related commodity, as a measure of the significance of the commodity in the global economy, with appropriate adjustments to avoid “double counting.”

3. Market Sectors – Each Market Sector should be adequately represented in the MLCX and the weights should be adjusted to maintain the integrity of the Market Sectors.

4. Rolling – Futures contracts that comprise the MLCX are rolled during a fifteen day period to limit the market impact that such contract rolls could have.

The MLCX contains six market sectors identified by the Index Manager: (1) energy; (2) grains & oil seeds; (3) base metals; (4) soft commodities & others; (5) precious metals; and (6) livestock (each a “Market Sector”). Each Market Sector is represented in the MLCX by a minimum of two and a maximum of four futures contracts, selected by liquidity.

Exchange Selection

The Index Manager initially selected a set of exchanges, on the basis of liquidity, geographical location, and commodity type (the “Selected Exchanges”). To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The exchange must also be a principal trading forum, based on relative liquidity, for U.S. dollar-denominated futures contracts on major physical commodities. The four exchanges currently are: (1) the NYMEX (NYMEX and COMEX Divisions); (2) the Chicago Mercantile Exchange (the “CME”) (CME and Chicago Board of Trade (CBOT) Divisions); (3) the London Metals Exchange (the “LME”); and (4) the ICE Futures exchange (the “ICE”) (ICE and New York Board of Trade (NYBOT) Divisions).

Contract Selection

Eligibility

To be an “Eligible Contract,” a commodity futures contract must satisfy all of the following requirements:

•	it must be denominated in U.S. dollars;

•	it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

•

detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the MLCX, provided that the Index Manager may determine to include a contract with less than two years of data;

•	the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30; and

•

Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearinghouse) with respect to a contract and against which positions in such contract are margined or settled.

An Eligible Contract is selected for inclusion in the MLCX only after application of the requirements for a minimum and maximum number of contracts from each Market Sector. A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be included in the MLCX if the inclusion of the contract is, in the judgment of the Index Manager, necessary or appropriate to maintain the integrity of the MLCX and/or to realize the objectives of the MLCX. Every year, the Index Manager will compile a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the MLCX.

Liquidity

The Index Manager distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s “Total Trading Volume” (“TTV”) and the value of that trading volume. The Total Trading Volume with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a crude oil futures contract is 1,000 barrels. The “Average Reference Price” (“ARP”), which is used to determine the value of the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract (as defined below) for an MLCX contract on each Trading Day (as defined below) during the twelve-month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for each contract: LIQ = TTV × CS × ARP.

Once the LIQ is determined, the Eligible Contracts are listed in order of their LIQ, from highest to lowest. Each MLCX Market Sector must be represented by a minimum of two and a maximum of four Eligible Contracts. “Redundant Contracts” are less liquid Eligible Contracts representing a similar commodity and are excluded. For instance, the list of futures contracts that comprise the MLCX includes an Eligible Contract on copper which is traded on the LME, but excludes the copper contract traded on the NYMEX as a Redundant Contract.

The selection of Eligible Contracts and determination of the futures contracts that comprise the MLCX occurs once a year. The results for the following calendar year will be announced before the first NYMEX Business Day (as defined below) of November. “NYMEX Business Day” is any day that the NYMEX rules define as a trading day.

Based on this selection process, the MLCX may include from 12 to 22 commodity futures contracts. As of January 2009, the MLCX included the following 19 contracts:

MLCX Contract	Total Trading Volume (July 2007 – June 2008)	Average Reference Price in USD[1]	Contract Size in Units	Liquidity in USD
Light, Sweet Crude Oil	133,869,507	96.8912	1,000	12,970,781,213,973
Copper - Grade A	23,173,273	7789.8105	25	4,512,885,142,565
Natural Gas	34,901,695	8.4649	10,000	2,954,410,476,907
High Grade Primary Aluminum	43,729,124	2680.0617	25	2,929,918,767,115
Gold	33,404,834	822.8544	100	2,748,731,347,165
Gas Oil	27,313,276	863.2752	100	2,357,887,363,217
Gasoline – RBOB	21,269,173	2.5033	42,000	2,236,206,464,057
Soybeans	36,628,160	11.6029	5,000	2,124,971,074,413
Corn	55,920,626	4.6693	5,000	1,305,541,352,897
Special High Grade Zinc	13,982,472	2622.2024	25	916,621,784,250
Wheat	20,639,390	8.5639	5,000	883,768,237,251
Primary Nickel	4,394,923	28623.5952	6	754,790,982,328
Silver	8,594,938	15.4245	5,000	662,862,082,698
Soybean Oil	15,382,199	0.4970	60,000	458,735,782,887
Live Cattle	8,992,289	0.9317	40,000	335,135,117,456
Sugar #11	26,552,898	0.1087	112,000	323,352,440,009
Coffee "C"	5,710,841	1.3064	37,500	279,782,666,852
Cotton #2	7,082,722	0.6657	50,000	235,744,235,463
Lean Hogs	8,226,729	0.6390	40,000	210,274,540,325

[1]	The Average Reference Price in USD used to calculate LIQ is based on four decimals to reflect the fact that some commodities are quoted in U.S. cents.

Weighting

The Index Manager determines the weight of each contract on the basis of the global production value of the related commodity, provided that the contract reflects global prices for that commodity. In some cases, however, the futures contracts that comprise the MLCX only have pricing links to a limited number of markets around the world. For instance, the NYMEX natural gas contract primarily represents the U.S. market and the surrounding North American markets in Canada and Mexico. In addition, some European gas markets, such as the U.K., are developing an increasing link to U.S. natural gas prices through the liquefied natural gas market. As a result, rather than using production of natural gas in the world or in the U.S. to assign a weight to the natural gas contract in the MLCX, the Index Manager has aggregated U.S., Canadian, Mexican, and U.K. natural gas production. Similarly, the Index Manager found that U.S. livestock prices can be affected by local issues such as disease and trade restrictions, so it limited the livestock component of the MLCX to production of cattle and hogs in the United States, instead of using global production weights. Also, certain commodities are derived from other commodities in various forms. For example, gasoline and heating oil are produced from crude oil, and, because livestock feed on corn and other grains, they are to an extent derived from agricultural commodities. To avoid “double counting” of commodities such as crude oil or grains used as livestock feed, the Index Manager differentiates between “upstream” and “downstream” commodities and adjusts the global production quantity of the MLCX Commodities accordingly.

Rolling

Each MLCX contract is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month of each contract. The rolling process is spread out to limit the effect it might have on the market through the purchase and sale of contracts by investors who might attempt to replicate the performance of the MLCX. The rolling of contracts is effected on the same days for all MLCX contracts, regardless of exchange holiday schedules, emergency closures, or other events that could prevent trading in such contracts. If an MLCX contract is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

Market Sectors

The weight of any given Market Sector in the MLCX is capped at 60% of the overall MLCX. A minimum weight of 3% is applicable to each Market Sector. Although the MLCX is designed to reflect the significance of the underlying commodities in the global economy, each Market Sector maintains these limits in an attempt to control volatility.

The weights of the Market Sectors for 2009, as of January 2009, were:

Market Sector	Weight
Energy	60.0%
Grains & Oil Seeds	18.0%
Base Metals	11.8%
Soft Commodities & Others	4.0%
Precious Metals	3.2%
Livestock	3.0%

MLCX Contract	Market Sector	Weight
Light, Sweet Crude Oil	Energy	31.34%
Gas Oil	Energy	12.36%
Gasoline – RBOB	Energy	11.62%
Wheat	Grains & Oil Seeds	8.19%
Copper - Grade A	Base Metals	5.47%
Corn	Grains & Oil Seeds	4.77%
Natural Gas	Energy	4.68%
High Grade Primary Aluminum	Base Metals	3.61%
Soybeans	Grains & Oil Seeds	3.41%
Gold	Precious Metals	2.75%
Live Cattle	Livestock	2.13%
Cotton #2	Soft Commodities & Others	1.62%
Soybean Oil	Grains & Oil Seeds	1.60%
Primary Nickel	Base Metals	1.58%
Sugar #11	Soft Commodities & Others	1.52%
Special High Grade Zinc	Base Metals	1.16%
Coffee "C"	Soft Commodities & Others	0.90%
Lean Hogs	Livestock	0.87%
Silver	Precious Metals	0.42%

MLCX Oversight

The Merrill Lynch Commodity MLCX Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch, assists the Index Manager and the Index Publisher in connection with the application of the MLCX principles, advises the Index Manager and the Index Publisher on the administration and operation of the MLCX, and makes recommendations to the Index Manager and the Index Publisher as to any modifications to the MLCX methodology that may be necessary or appropriate. The Advisory Committee meets once a year and may meet more often at the request of the Index Manager and the Index Publisher. The Advisory Committee advises the Index Manager and the Index Publisher with respect to the inclusion/exclusion of any of the exchanges and contracts in the MLCX, any changes to the composition of the MLCX or in the weights of the futures contracts that comprise the MLCX, and any changes to the calculation procedures applicable to the MLCX. The Advisory Committee acts solely in an advisory and consulting capacity. All decisions relating to the composition, weighting or value of the MLCX are made by the Index Manager and the Index Publisher. The Index Manager and the Index Publisher expect that, to the extent any changes are made as to the MLCX, corresponding changes will be made to the MLCXER Index.

The MLCXER Index was launched in June 2006 and, accordingly, there is no actual historical data on the MLCXER Index prior to June 2006. The following graph sets forth the hypothetical monthly historical performance of the MLCXER Index in the period from January 2004 to June 2006 and the actual monthly historical performance of the MLCXER Index in the period from June 2006 through July 2009. The hypothetical historical information has been prepared based on certain assumptions, including the pro-forma composition of the MLCXER Index and the weights of the MLCXER Index components, and has otherwise been produced according to the current MLCX methodology described above. There can therefore be no assurance that the hypothetical historical information accurately reflects the performance of the MLCXER Index had the MLCXER Index been actually published and calculated during the relevant period. This historical data on the MLCXER Index is not necessarily indicative of the future performance of the MLCXER Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the MLCXER Index during any period set forth below is not an indication that the level of the MLCXER Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the closing level of the MLCXER Index was 376.3784.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the MLCXER Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the MLCXER Index and financial markets generally exhibiting greater volatility than in earlier periods.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the MLCXER Index that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the MLCXER Index.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement LIRN-2, which you should carefully review prior to investing in the LIRNs.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the MLCXER Index that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the MLCXER Index. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the MLCXER Index for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity.    Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the MLCXER Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined in product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement LIRN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, prospectus supplement, and prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the LIRNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Leverage Index Return Notes®” and “LIRNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.